Filed by Blue Ridge Bankshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Virginia Community Bankshares, Inc.

Blue Ridge Bankshares Inc. and Virginia Community Bankshares, Inc. Announce Regulatory Approvals for Proposed Merger

For more information, contact:

Brian K. Plum President & Chief Executive Officer Blue Ridge Bankshares, Inc. 540.743.6521	A. Preston Moore, Jr. President & Chief Executive Officer Virginia Community Bankshares, Inc. 540.967.2111

FOR IMMEDIATE RELEASE:	October 23, 2019

Luray VA, (October 23, 2019) – Blue Ridge Bankshares, Inc. (“Blue Ridge”) (OTC Pink: BRBS), headquartered in Luray, Va., and Virginia Community Bankshares, Inc. (“VCB”) (OTC Pink: VCBS), headquartered in Louisa, Va., today jointly announced the receipt of regulatory approvals from the Office of the Comptroller of the Currency, the Federal Reserve Bank of Richmond, and the Virginia State Corporation Commission to move forward with the proposed merger of VCB with and into Blue Ridge. The proposed merger remains subject to shareholder approval and special shareholder meetings for both companies are expected to be held on December 12, 2019.

About Blue Ridge Bankshares, Inc.

Blue Ridge is a single-bank holding company headquartered in Luray, Virginia. Chartered in 1893 as the Page Valley Bank of Virginia, today Blue Ridge Bank, N.A. has additional branches in Charlottesville, Drakes Branch, Harrisonburg, Martinsville, Shenandoah and Stuart, Virginia, and also does business as Carolina State Bank in Greensboro, North Carolina. Additionally, Blue Ridge Bank, N.A. has mortgage operations in Virginia, Maryland, North Carolina, and Florida. Celebrating 126 years as a locally owned, independent community bank, Blue Ridge Bank, N.A. provides a wide range of financial services. Visit www.mybrb.com for more information.

About Virginia Community Bankshares, Inc.

VCB is a bank holding company headquartered in Louisa, Virginia. VCB primarily conducts operations through its wholly owned subsidiary, Virginia Community Bank, a Virginia-chartered commercial bank that provides a full suite of banking services through its offices in Louisa, Orange, Mineral, Culpeper, Troy, Fredericksburg and Gordonsville, Virginia. Visit www.virginiacommunitybank.com for more information.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, Blue Ridge has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Blue Ridge common stock to be issued to the shareholders of VCB. The registration statement includes a joint proxy statement/prospectus that will be mailed to the shareholders of Blue Ridge and VCB.

SECURITY HOLDERS OF BLUE RIDGE AND VCB ARE ADVISED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BLUE RIDGE, VCB AND THE PROPOSED TRANSACTION. Security holders may obtain free copies of these documents, once they are filed, and other documents filed with the SEC on the SEC’s website at www.sec.gov. Security holders will also be able to obtain these documents, once they are filed, free of charge, by requesting them in writing from Brian K. Plum, Blue Ridge Bankshares, Inc., 17 West Main Street, Luray, Virginia 22835, or by telephone at (540) 743-6521, or from A. Preston Moore, Jr., Virginia Community Bankshares, Inc., 408 East Main Street, Louisa, Virginia 23093, or by telephone at (540) 967-2111.

Blue Ridge, VCB and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Blue Ridge and VCB in connection with the proposed merger. Information about the directors and executive officers of Blue Ridge and VCB will be included in the joint proxy statement/prospectus when it becomes available. Additional information regarding the interests of those persons and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of each document as described in the preceding paragraph.

This release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or proxy in favor of the merger, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Forward-Looking Statements

This release contains forward-looking statements regarding Blue Ridge, VCB and the proposed merger. Forward-looking statements are typically identified by words such as “believe,” “expect”, “anticipate”, “intend”, “target”, “estimate”, “continue”, “positions”, “prospects”, “potential”, “would”, “should”, “could”, “will” or “may”. These statements include, without limitation, Blue Ridge’s and VCB’s expectations regarding the combined company’s increased products and services, the benefit from expanding the business footprint, the quality and financial standing of the respective companies, the strategic benefit of the merger, the quality, quantity and timing of earnings accretion, the vision and decision-making of management, the future financial performance of the combined entity and the likelihood or timing of the closing of the merger. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, and these statements may not be realized. The following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the possibility that certain conditions to the merger of Blue Ridge and VCB are not satisfied on a timely basis or at all; the receipt and timing of shareholder approvals; delays in closing the merger and the merger of the parties’ bank subsidiaries; difficulties, delays and unanticipated costs in integrating the merging organizations’ businesses or realizing expected cost savings and other benefits; business disruptions as a result of the integration of the merging organizations, including possible loss of customers; diversion of management time to address transaction related issues; changes in asset quality and credit risk as a result of the merger and otherwise; changes in customer borrowing, repayment, investment and deposit behaviors and practices; changes in interest rates, capital markets, and local economic and national economic conditions; the timing and success of new business initiatives; competitive conditions; and regulatory conditions. For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the heading “Risk Factors” in Blue Ridge’s registration statement on Form S-4, which is available online at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Blue Ridge or VCB. Forward-looking statements are made only as of the date of this communication, and neither Blue Ridge nor VCB undertakes any obligation to update any forward-looking statements contained herein to reflect events or conditions after the date hereof.